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                         GLOBAL MOTORSPORT GROUP, INC.

                                                               November 16, 1998

To Our Stockholders:

    On behalf of the Board of Directors of Global Motorsport Group, Inc. (the "Company"), I am pleased to inform you that on November 8, 1998 the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Stonington Acquisition Corp., an affiliate of Stonington Partners, Inc., and GMG Acquisition Corp., an indirect wholly-owned subsidiary of Stonington Acquisition Corp. Pursuant to the Merger Agreement, GMG Acquisition Corp. commenced today a tender offer (the "Offer") to purchase all outstanding shares of the Company's Common Stock ("Shares") for $19.50 per Share in cash. Under the Merger Agreement, upon satisfaction of certain conditions, including the tender of at least a majority of the fully-diluted Shares of the Company, the Offer will be followed by a merger (the "Merger") in which any remaining Shares will be converted into the right to receive $19.50 per Share in cash, without interest (except any Shares as to which the holder has properly exercised dissenter's rights of appraisal). All of the directors and executive officers of the Company have indicated their intention to tender their Shares in the Offer.

    THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY HAS DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO, ADVISABLE AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS STOCKHOLDERS, HAS APPROVED THE OFFER AND ADOPTED THE MERGER AGREEMENT AND RECOMMENDS ACCEPTANCE OF THE OFFER BY THE COMPANY'S STOCKHOLDERS.

    In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors which are described in the attached Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"). Among other things, the Board of Directors considered the opinion of its financial advisor, Cleary Gull Reiland & McDevitt, Inc., that the consideration to be received by the Company's stockholders pursuant to the Offer and the Merger is fair from a financial point of view to such stockholders.

    In addition to the attached Schedule 14D-9, also enclosed is the Offer to Purchase dated November 16, 1998, together with related materials, including a Letter of Transmittal, to be used for tendering your Shares in the Offer. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your Shares. We urge you to read these documents carefully before making your decision with respect to tendering your Shares pursuant to the Offer.

    Your Directors thank you for your continued support.

                                          Very truly yours,

                                          /s/ JOSEPH F. KEENAN

                                          --------------------------------------

                                          Joseph F. Keenan

                                          CHAIRMAN OF THE BOARD